May 19, 2011

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Frank Wyman

Re:	China Jo-Jo Drugstores, Inc. Item 4.01 Form 8-K Filed April 25, 2011 File No. 001-34711

Dear Mr. Wyman:

On behalf of China Jo-Jo Drugstores, Inc. (the “Company” or “China Jo-Jo”), set forth below is the Company’s response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 2, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.

Item 4.01 Change in Registrant’s Certifying Accountant

1.
Please amend the statements in your Form 8-K, regarding consultations with Friedman LLP, to cover the period through the April 19, 2011 engagement date. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response: The Company has amended the statements accordingly to cover the period through the April 19, 2011 engagement date, as reflected in the amended Form 8-K that the Company has filed electronically. An updated letter from the Company’s former auditor is included as Exhibit 16.1 to the amended Form 8-K.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP Global Law, LLP

/s/ Francis Chen
Francis Chen, Esq.